                                         N E W S   R E L E A S E

TALISMAN ENERGY

APPALACHIAN PRODUCTION EXCEEDS 100 MMCF/D

RECENT WELL TESTS 19 MMCF/D

Calgary, Alberta – June 1, 2004 - Fortuna Energy Inc., a wholly owned subsidiary of Talisman Energy Inc., has achieved a major milestone with production rates in excess of 100 mmcf/d from its Appalachian properties in the Corning area of New York State.

Additionally, the Company recently completed the SRA3 #1 gas well.  The well was drilled horizontally to a measured depth of 11,704 feet and tested a new structure in the upper Black River formation. The well flowed on test at a rate of 19 mmcf/d at a wellhead pressure in excess of 2000 psi.

“These are prolific wells and their location close to major US markets means that they are particularly valuable,” said Dr. Jim Buckee, President and Chief Executive Officer of Talisman Energy. “Production in the area has increased from 60 to over 100 mmcf/d in recent months. The northeastern US now accounts for over 12% of Talisman’s consolidated North American natural gas production and significantly, generates about 18% of the operating cash flow from North American gas operations. Fortuna is continuing to build its land base in the area and is putting together plans for 2005.”

A new pipeline is currently under construction for the SRA3 #1 well and the suspended Grand Prix well (initial expected production of 4 mmcf/d).  The pipeline should be on stream in the third quarter of 2004.  Additional structures are currently being drilled in the same general area as these wells.

Fortuna Energy Inc. has an active exploration and development program underway and expects to drill a total of 11 horizontal Black River wells in 2004.  Year to date, six operated wells have been drilled and two are currently drilling.  Capital spending is expected to exceed US$60 million in 2004.  Further information will be released as these wells are completed and tested. All production numbers represent Fortuna Energy Inc. working interest before royalty.

Talisman Energy Inc. is a large, independent oil and gas producer with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States.  Talisman's subsidiaries also conduct business in Trinidad, Colombia and Qatar.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social and environmental responsibility wherever its business is conducted.  The Company is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate &

Investor Communications

Phone:

403-237-1196

Fax:

403-237-1210

Email:

tlm@talisman-energy.com

17-04

Forward-looking Statements

This news release contains estimates of future production, business plans for drilling, development and land acquisitions, and estimated amounts and timing of capital expenditures that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements.  These risks include the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks. Relevant risks also include, but are not limited to general economic conditions; the effect of acts of, or actions against international terrorism; fluctuations in oil and gas prices and foreign currency exchange rates; and the possibility that government policies may change or governmental approvals may be delayed or withheld.

Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company’s Annual Report under the headings "Management's Discussion and Analysis – Liquidity and Capital Resources", “- Risks and Uncertainties” and “- Outlook for 2004” as well as in Talisman’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Note to U.S. Readers

Throughout this news release, Talisman makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.